Exhibit 99.1

Contact: Fred Minturn
MSX International, Inc.
FOR IMMEDIATE RELEASE	248-829-6263
DATE: November 10, 2006	fminturn@msxi.com
MSX International, Inc. announces financial results for the third quarter of fiscal 2006
WARREN, Mich., November 10, 2006 - MSX International, Inc., a global provider of technical business services posted net income of $2.6 million for the quarter ended October 1, 2006. For the first nine months of fiscal 2006 the Company posted net income of $6.3 million.
Net sales from continuing operations totaled $90.1 million for the third quarter of fiscal 2006 compared to $100.3 million for the third quarter of fiscal 2005. Sales from continuing operations for the first nine months of 2006 totaled $268.8 million compared to $308.4 million in 2005. The results for each period exclude the net sales of businesses either sold or classified as held for sale. Net sales from businesses sold or held for sale were $3.1 million during the third quarter of 2006 and $30.6 million during the first nine months of 2006.
The reduction in sales primarily related to our Human Capital Services segment. A significant portion of this decline was due to the exit of substantially all staffing programs delivered to a major automotive supplier that entered bankruptcy during 2005. In addition, revenues in all segments reflect additional spending reductions by our OEM customers due to continued cost reduction initiatives.
Gross profit from continuing operations increased during the third quarter of 2006 compared to 2005, but decreased during the first nine months of 2006. Expressed as a percentage of net sales, gross profit margins increased from 14.5% in the third quarter of 2005 to 16.9% in the recently completed fiscal quarter. Similar improvements were achieved during the first nine months of fiscal 2006. Gross profit reflects the impact of related sales volume, partially or fully offset by improved profits on 2006 programs due to reductions in operating costs and displacement of lower margin operations. Selling, general and administrative expenses were 7.4% lower in the third quarter of fiscal 2006 compared to the prior year and 10.3% lower for the first nine months of 2006.
Income from continuing operations before interest and income taxes was $9.5 million for the third quarter of fiscal 2006. This compares to income of $7.4 million in the comparable period of fiscal 2005. Interest expense in the third quarter of fiscal 2006 totaled $7.1 million, a $1.2 million decrease from the comparable period of 2005. The change is primarily the result of foreign exchange rate movements. Compared to 2005, such exchange movements had a favorable impact on the recorded value of fixed-rate, U.S. dollar denominated debt issued by the Company’s U.K. subsidiary. After an income tax provision of $1.5 million, the Company posted net income from continuing operations of $0.9 million during the third quarter of fiscal 2006.
MSX International, Inc. posted net income of $2.6 million in the third fiscal quarter of 2006, including $1.7 million of income from discontinued operations, net of taxes. Income from discontinued operations includes a net gain on the sale of such operations totaling $0.3 million.
Before restructuring and severance, EBITDA was $10.2 million for the third quarter of fiscal 2006 compared to $9.1 million in the third quarter of the prior year. The attached supplemental financial information schedule shows a reconciliation of EBITDA to reported results.
We will host a conference call at 3:00 p.m. EST on Monday, November 13, to review these results. To listen to the call, dial 877-612-5307 (Domestic) or 706-634-2392 (International) and provide conference code number

1205732. A replay of the call will be available beginning at 4:00 p.m. EST Monday, November 13, at 800-642-1687 (Domestic) or 706-645-9291 (International), with the same conference code number.
MSX International Inc., headquartered in Warren, Mich., is a global provider of technical business services. The Company combines innovative people, standardized processes and today’s technologies to deliver a collaborative, competitive advantage. MSX International, Inc. has over 4,000 employees in eighteen countries. Visit our Web site at http://www.msxi.com.
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Certain of the statements made in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current management projections and expectations. They involve significant risks and uncertainties. As such, they are not guarantees of future performance. MSX International, Inc. disclaims any intent or obligation to update such statements.
Actual results may vary materially from those in the forward-looking statements as a result of any number of factors, many of which are beyond the control of management. These important factors include: our substantial indebtedness and future liquidity; our reliance on major customers in the automotive industry, including the timing of their product development and other initiatives, and the value of our associated accounts receivable from them; the market demand for our technical business services in general; our ability to recruit and place qualified personnel; delays or unexpected costs associated with cost reduction efforts; risks associated with operating internationally, including economic, political and currency risks; and risks associated with our acquisition strategy. Additional information concerning these and other factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission.

MSX INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
for the fiscal quarters and fiscal nine months ended October 1, 2006 and October 2, 2005

	Fiscal Quarter Ended		Fiscal Nine Months Ended
	October 1,	October 2,	October 1,	October 2,
	2006	2005	2006	2005
		(in thousands)
Net sales	$90,094	$100,299	$268,769	$308,404
Cost of sales	74,851	85,774	221,547	260,567

Gross profit	15,243	14,525	47,222	47,837

Selling, general and administrative expenses	6,017	6,498	19,860	22,150
Restructuring and severance costs	(291)	663	124	1,113

Income from continuing operations before interest and income taxes	9,517	7,364	27,238	24,574

Interest expense, net	7,062	8,269	22,122	25,799

Income (loss) from continuing operations before income taxes	2,455	(905)	5,116	(1,225)

Income tax provision (benefit)	1,545	(1,233)	5,051	507

Income (loss) from continuing operations	910	328	65	(1,732)

Income (loss) from discontinued operations, net of taxes	1,711	2,184	6,272	(15,036)

Net income (loss)	2,621	2,512	6,337	(16,768)

Accretion for redemption of preferred stock	(3,252)	(2,895)	(9,389)	(8,359)

Net loss available to common shareholders	$(631)	$(383)	$(3,052)	$(25,127)

MSX INTERNATIONAL, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
for the fiscal quarters and fiscal nine months ended October 1, 2006 and October 2, 2005

	Fiscal Quarter Ended		Fiscal Nine Months Ended
	October 1,	October 2,	October 1,	October 2,
	2006	2005	2006	2005
Net sales	$90,094	$100,299	$268,769	$308,404

Reconciliation of EBITDA:

Operating income	$9,517	$7,364	$27,238	$24,574

Michigan Single Business and similar taxes	352	217	1,086	1,241

EBIT, as defined	9,869	7,581	28,324	25,815

Depreciation	574	878	1,982	3,199
Restructuring and severance costs (benefit)	(291)	663	124	1,113

EBITDA before restructuring and severance costs, as defined	$10,152	$9,122	$30,430	$30,127

% of sales	11.3%	9.1%	11.3%	9.8%
EBITDA is shown here because we use it for internal reporting purposes. We believe it is an indicative measure of operating performance, and it is used by investors and analysts to evaluate companies with capital structures similar to ours.
As defined, EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA is not an alternative measure of operating results or cash flows from operations, as determined in accordance with accounting principles generally accepted in the United States. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with such accounting principles.
In accordance with Statement of Financial Accounting Standard No. 144, financial results of businesses reported as discontinued operations are eliminated from the continuing operations of MSX International, Inc. Results from discontinued operations have been excluded from the above.